EXHIBIT 23.3



                             INDEPENDENT AUDITOR'S CONSENT






The Board of Directors
Alfacell Corporation


We consent to the use of our report incorporated herein and to the reference to our firm under the heading "experts" in the prospectus.

Our report dated December 9, 1992, except as to Note 18 which is July 19, 1993, And Note 3 which is October 28, 1993, contains an explanatory paragraph that States that the Company's recurring losses from operations, working capital Deficiency and net capital deficiency raise substantial doubt about the entity's ability to continue as a going concern. The financial statements and financial statement schedules do not include any adjustments that might result from the outcome of that uncertainty.


                                          /S/ARMUS, HARRISON & CO.
                                          Armus, Harrison & Co.



Mountainside, New Jersey
October 6, 1995